July 9, 2018

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation

Registration Statement on

Form S-1 File No. 333-226011

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Berry Petroleum Corporation (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.001 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-226011 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of July 9, 2018. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $15.00 to $17.00 per share of Common Stock, with a midpoint of $16.00 per share. In the Offering, the Company proposes to sell up to 8,000,000 shares of Common Stock and the selling stockholders

Securities and Exchange Commission

July 9, 2018

named in the Registration Statement propose to sell up to an aggregate of 10,750,000 shares of Common Stock. The selling stockholders propose to grant the underwriters a 30-day option to purchase up to an additional 2,812,500 shares of Common Stock held by the selling stockholders to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s, the selling stockholders’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Sarah K. Morgan of the same firm at (713) 758-2977.

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Cary Baetz
Name:	Cary Baetz
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:	Arthur T. Smith, President and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.